ACON S2 Acquisition Corp.

1133 Connecticut Avenue NW, Ste. 700

Washington, D.C. 20036

VIA EDGAR

September 10, 2021

Attention:	Mindy Hooker

Kevin Stertzel

Asia Timmons-Pierce

Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ACON S2 Acquisition Corp.
Registration Statement on Form S-4, as amended
File No. 333-257232

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACON S2 Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, ACON S2 ACQUISITION CORP.

By:	/s/ Adam Kriger
Name:	Adam Kriger
Title:	Chief Executive Officer